FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2005

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Forms S-8 (No. 333-103443) and Form F3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Tuesday, 27 September 2005

New Chairman at the National Australia Bank

The National Australia Bank Group today announced the transition of the Group’s Chairmanship from Mr Graham Kraehe to Mr Michael Chaney.  This follows Mr Kraehe’s announcement last year that he would be stepping down as Chairman and retiring from the National’s Board in September 2005.

Mr Kraehe has been a non-executive director at the National since 1997, and was appointed Chairman in February 2004.

Mr Chaney acknowledged Mr Kraehe’s contribution to the National, particularly in his role as Chairman of the Group.

“I speak for the entire Board of Directors in thanking Graham for his significant contribution to the National Australia Bank.

“Graham has been a strong leader of the Board, contributing substantially to the transformation of the National.  He led the National’s Board of Directors through a significant renewal program, developing a Board with a strong diversity of experience across different industries and geographies.  He has been a leader in demonstrating cultural change at the National ‘from the top’.

“He leaves the National’s Board in an excellent position from which to continue to build a stronger National.  I am looking forward to working with John Stewart, the rest of the executive team and Board of Directors to deliver long-term, sustainable value for the National’s shareholders,” he said.

Mr Kraehe said he had felt privileged to be able to lead the National’s Board of Directors during a challenging time.

“It has been a terrific honour to be Chairman of such an iconic organisation.  It has been a challenging time, but one that I’ve found greatly rewarding.  I have particularly enjoyed working with all the people at the National, including its talented executive team and a strong and diverse group of Directors.

“Importantly, I believe Michael will be a dynamic leader, and I have no doubt his excellent track record will stand him in good stead for his role as Chairman of the National.  I wish him, the rest of the Board of Directors and the National Australia Bank all the best for what I’m sure will be a fantastic future,” he said.

Mr Chaney assumes the role of Chairman from 28 September 2005.  He has been a non-executive director at the National since December 2004 and has been working closely with Mr Kraehe since that time to ensure a smooth changeover.

For further information:

Brandon Phillips Group Manager, External Relations 03 8641 3857 work 0419 369 058 mobile	Samantha Evans External Relations Manager 03 8641 4982 work 0404 883 509 mobile

Hany Messieh Group Manager, Investor Relations 03 8641 2312 work 0414 446 876 mobile

Group and Regional websites:

ASX Announcements and Group information (www.nabgroup.com)

Australian operations (www.national.com.au)

Clydesdale Bank (www.cbonline.co.uk)

Yorkshire Bank (www.ybonline.co.uk)

Bank of New Zealand (www.bnz.co.nz)

Institutional Markets & Services (www.nabmarkets.com)

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Brendan T Case

Date: 27 September 2005	Title:	Associate Company Secretary